Filed by Publicis Groupe S.A.
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                       the Securities and Exchange Act of 1934

                                           Subject Company:  Bcom3 Group, Inc.
                                                 Commission File No. 000-32649




                                                       PUBLICIS / BCOM3 / DENTSU

                                                  PRESS AND ANALYST PRESENTATION

                                                            PARIS, MARCH 7, 2002


                                                       [PUBLICIS GROUPE SA LOGO]

                                   DISCLAIMER


     These materials do not constitute an offer or invitation to purchase any securities or a solicitation of an offer to buy any securities, pursuant to the merger or otherwise.

  o  FORWARD-LOOKING INFORMATION

     This document contains certain "forward-looking statements" within the meaning of the provisions of the United States Private Securities Litigation Reform Act of 1995. These include statements regarding the anticipated closing date of the merger transaction, anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." The factors that could cause actual results to differ materially from expected results include, but are not limited to, the factors set forth in Publicis Groupe S.A. ("Publicis") and Bcom3 Group, Inc ("Bcom3") filings with the Securities and Exchange Commission (SEC), delays in completing the merger, difficulties in integrating the Bcom3 companies with the Publicis divisions, changes in general economic conditions that may adversely affect the businesses in which Publicis and Bcom3 are engaged and changes in the securities markets. Readers are referred to Publicis and Bcom3's most recent reports filed with the SEC.

o    ADDITIONAL INFORMATION

     Publicis and Bcom3 will be filing a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). We urge investors to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because these documents will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, investors may obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs Elysees, 75008 Paris, France. Investors may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive Chicago, IL 60601.

     Bcom3 and its directors, executive officers and certain other members of Bcom3 management and employees may be soliciting proxies from Bcom3 shareholders in connection with the merger. Information concerning the participants in the proxy solicitation will be set forth the Annual Report on Form 10-K of Bcom3 for the year ended December 31, 2001, to be filed with the SEC. Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC.

o    FINANCIAL ACCOUNTING STANDARDS

     Except if otherwise stated all financial information given in this presentation concerning Publicis is presented according to French Generally Accepted Accounting Standards, or estimations based on internal management accounts.



1                                                      [PUBLICIS GROUPE SA LOGO]

------------------------                -----------------------

 MERGER OF PUBLICIS                      LONG TERM PARTNERSHIP
       AND BCOM3                         AGREEMENT WITH DENTSU

------------------------                -----------------------

 Acquisition of 100% of                  Dentsu to become a large
 Boston                                  and stable shareholder of
                                         Publicis

 Creation of the world's                 Exclusive and long term
 fourth largest                          global partnership
 communications group                    agreement between Dentsu
                                         and Publicis


2                                                      [PUBLICIS GROUPE SA LOGO]

             TABLE OF CONTENTS


I.    Overview of Bcom3 and Dentsu

II.   Becoming a true global leader

III.  A friendly offer

IV.   Creating value


3                                                      [PUBLICIS GROUPE SA LOGO]

                                 BCOM3 OVERVIEW


o 7th largest communications group in the world with $1.9bn of revenues

o More than 500 offices in over 90 countries with 18,000 employees

o Renowned agencies including major brands:


[Leo Burnett Company Logo]                 [D'Arcy Masius Benton & Bowles Logo]


                         [Starcom Mediavest Group Logo]



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


                          MAJOR GLOBAL OPERATING UNITS

---------------  ----------------------------------------  --------------------
Major brands                    Activity                       2001 Revenues
---------------  ----------------------------------------  --------------------

[Leo Burnett       Global Advertising Network                          $733m
Company Logo]

[D'Arcy Masius     Global Advertising Network                           475
Benton & Bowles
 Logo]

[Starcom Mediavest Premier Media Agency                                 387
 Group Logo]

[MS & L Logo]      Global Specialty Business - Public relations and      84
                   public affairs

[M GROUP Logo]     Global Specialty Business - Healthcare communications 78

                   Others                                               160

                                                                      --------
                   Total                                              |$1.9bn|
                                                                      --------

[bbh Logo]         UK highly creative advertising agency (49% owned)




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


               LONG STANDING RELATIONSHIPS WITH BLUE-CHIP CLIENTS

-------------------------------------- ------------------ ---------------------
|          Top 10 Clients            | |  Relationship  | |   Bcom3 Brands    |
|                                    | |      Date      | |    Represented    |
-------------------------------------- ------------------ ---------------------

  1.   [Procter & Gamble Logo]                 1941                   >6

  2.   [Phillip Morris Logo]                   1954                   >3

  3.   [GM Logo]                               1933                   >6

  4.   [Kellogg's Logo]                        1949                   >3

  5.   [DIAGEO Logo]                           1935                   >4

  6.   [McDonald's Logo]                       1982                    3

  7.   [FIAT Logo]                             1951                   >3

  8.   [U.S. Army Logo]                        2000                    4

  9.   [MARS incorporated Logo]                1932                   >3

 10.   [PHILIPS Logo]                          1988                   >3


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

                         2001 AND 2002 KEY BUSINESS WINS

---------------------------- -------------------------- ------------------------
|[Leo Burnett Company Logo]| |[D'Arcy Masius Benton   | |  [Starcom Mediavest  |
|                          | |   & Bowles Logo]       | |      Group Logo]     |
---------------------------- -------------------------- ------------------------
                                                       [GM Logo] planning
[Kellogg's Logo] consolidated [GM Logo]   local area             assignment
                entire account            marketing              largest in US
                                          assignment             history
                                                       [BESTBUY  National
                 consolidated                          com Logo] Broadcast
[Hallmark Logo]  trade and    [Heineken                [Kraft Logo] Media Agency
                retail account Logo]      agency of                 of Record
                                           record
[Morgan Stanley  Credit Card                           [Fiat Logo] Media Agency
 Logo]           Division                                            of Record


----------------------------  ------------------------------------------------
|                          |  |                                              |
|        [MS&L Logo]       |  |                [MGROUP Logo]                 |
|                          |  |                                              |
----------------------------  ------------------------------------------------

[Nike Logo]  brand presence    [GlaxoSmithKline Logo]     Seretide asthma
             account, 2002                                treatment product
             Olympic Winter                               (Italy)
             Games             [Bristol-Meyers Squibb     US Agency of Record
                                Company Logo]             for Sustiva HIV
                                                          treatment


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


                               BCOM3 REVENUES MIX


-------------------------                      ---------------------
| Geographical Breakdown|                      |Business Breakdown |
-------------------------                      ---------------------

[Pie Chart]                                    [Pie Chart]

North American 56%                             Advertising 58%

Europe         28%                             SAMS        42%

Asia Pacific   10%                             Of which 21% of total revenues:
                                               Media counsel and buying
Latin America   6%

Of which 20% : France, Germany,
Spain, Italy and UK


                             2001 REVENUES : $1.9bn


8                                                      [PUBLICIS GROUPE SA LOGO]

                               [Leo Burnett Company Logo]


o Founded in 1935

o Has created some of the most recognizable brand icons in the world, including the Marlboro Man, Tony the Tiger, Charlie the Tuna, the Pillsbury Doughboy, and the Jolly Green Giant

o Over 9,000 employees in nearly 100 full service agencies in 84 countries

o 2001 revenues : $733m

o Top 5 clients :


[Phillip Morris Logo]              [McDonald's Logo]          [U.S. Army Logo]
                [Procter & Gamble Logo]            [Kellogg's Logo]




9                                                      [PUBLICIS GROUPE SA LOGO]

                      [D'Arcy Masius Benton & Bowles Logo]


o Founded in 1906

o Core client list based on relationships spanning more than fifty years

o Over 6,000 employees in 75 countries

o 2001 revenues : $475m

o Top 5 clients :


[Procter & Gamble Logo]         [FIAT Logo]             [MARS incorporated Logo]
                       [GM Logo]           [DIAGEO Logo]




10                                                     [PUBLICIS GROUPE SA LOGO]

                         [Starcom MediaVest Group Logo]


o One of the premier media networks in the world, and one of the largest in the US

o SMG was named Media Company of the year in 2000 by Advertising Age International and AdWeek

o 2001 annual billings are over $18bn vs $16bn in 2000

o Recent business wins: GM and Kraft

o 2001 revenues : $387m

o Top 5 clients :


[Procter & Gamble Logo]                  [GM Logo]              [Coca-Cola Logo]
                      [Philip Morris Logo]        [DIAGEO Logo]




11                                                     [PUBLICIS GROUPE SA LOGO]

                           SPECIALIZED COMMUNICATIONS


[M GROUP Logo] - One of the worlds largest healthcare communications networks with 18 offices and over 500 employees around the world

               - Top 5 clients: Astra Zeneca, Bristol Meyers Squibb, Hoechst,
                 Procter & Gamble, Glaxo


[MS & L Logo]  - Emerging global public relations network

               - Public relations and public affairs services through a network of over 100 offices and affiliates

               - Top 5 clients: GM, Procter & Gamble, Eli Lilly, Philips, Searle


[NOVO Logo]    - Customer Relationship Management platform

               - NOVO/Giant Step merger completed in 2001


[Pangea Logo]  - Unique multicultural capabilities: Asian, African-American and
                 Hispanic

               - Major brands include : Bromley, Lapiz, Vigilante, etc...



12                                                     [PUBLICIS GROUPE SA LOGO]

                           2001 FINANCIAL PERFORMANCE


o Focus on global service : Top 10 client's organic growth of 4/5% in 2001

o Evolution from traditional private company practices to public company management practices

  - Market-based performance programs

  - Discipline of public reporting / accountability systems fully realised

o Realisation of merger-related synergies

                                    --------   ---------    ---------
                                    | 2001 |   |Margin |    |Growth |
                                    | ($m) |   |       |    |       |
                                    --------   ---------    ---------

                        Revenues     1,896                    4.6%

                        EBITDA         281        15%          34%

                        EBIT           217        11%          37%





13                                                     [PUBLICIS GROUPE SA LOGO]

                                 BCOM3 OWNERSHIP


o Privately held company

o Strategic Partner: Dentsu with 22% class B common shares

o Bcom3's four board members own 9% of the company

  - Control of 78% of the vote through the Trust's control of all Class A common shares

                                  [Pie Chart]

                      CLASS A                      CLASS B
                      -------                      -------

                Other Employees 69%              Dentsu  22%

                Trustees 9%




14                                                     [PUBLICIS GROUPE SA LOGO]

                 [Communications Excellence Dentsu (CED) Logo]


o One of the largest full service communications group in the world with $2.2bn of revenues

  - Largest advertising agency brand

  - 4th largest marketing and communications organisation

  - 71% of revenues in advertising

  - Leading world-wide position in sports marketing

o Largest advertising company in Japan

  - 25% of domestic advertising revenues (#2 Hakuhodo has 12%)

o Over 6,000 clients

  - Japan's leading advertisers in all industries

  - Large global corporation active in Japan

o Geographical presence in 26 countries, 33 cities with 59 branches

  - Focus on Japan (95% of revenues)

  - Dentsu's alliance with Bcom3 focusing on serving clients outside Asia



15                                                     [PUBLICIS GROUPE SA LOGO]

                      A STRONG JAPANESE FOCUSED CLIENT BASE


[Panasonic Logo]         [KAO Logo]        [Mitusbishi Electric Logo]

[Hitachi Logo]           [Toyota Logo]     [Promise Technology, Inc. Logo]

[NTT Communications Logo][Toshiba Logo]    [JTI Logo]

[Matsushita Logo]        [Suntory Logo]    [SEGA Logo]

[Coca-Cola Logo]         [McDonald's Logo] [Procter & Gamble Logo] [Nestle Logo]



16                                                     [PUBLICIS GROUPE SA LOGO]

                            DENTSU MARKET STATISTICS


o Listed on the Tokyo Stock Exchange since Nov. 30, 2001

o Current Market capitalisation of $7bn

o Two largest shareholders are Kyodo News, ~18% and Jiji Press Ltd., ~14%


             [Line graphs depicting Date Versus Share Price (Y/sh)]
                        [from 11/30/2001 to 02/22/2002]


                   Dentsu : +39%                Nikkei 225 : +6%



17                                                     [PUBLICIS GROUPE SA LOGO]

                               TABLE OF CONTENTS


I.   OVERVIEW OF BCOM3 AND DENTSU

II.  BECOMING A TRUE GLOBAL LEADER

III. A FRIENDLY OFFER

IV.  CREATING VALUE




18                                                     [PUBLICIS GROUPE SA LOGO]

                       A UNIQUE THREE-WAY GLOBAL ALLIANCE


                                  [World Map]


[b|com3 logo]                              North America:        45%


[Publicis Groupe S.A. Logo]                Europe:               24%


[Communication Excellence Dentsu Logo]     Japan:                14%

                                           Other Asia:            9%


[RoW]                                                             8%


               [2001 WORLD-WIDE ADVERTISING EXPENDITURES: $311bn]



Source : Zenith Optimedia, December 2001


19                                                     [PUBLICIS GROUPE SA LOGO]

                     A UNIQUE THREE-WAY GLOBAL PARTNERSHIP

o Only global communication group with the capability to bring to its clients a true multicultural offering, answering consumers' needs world-wide


{Publicis Groupe S.A. logo}               born in France, European

[b|com3 logo]                             born in the USA, American

[Communication Excellence Dentsu Logo]    born in Japan, Asian




20                                                     [PUBLICIS GROUPE SA LOGO]

                       CREATION OF THE WORLD'S 4TH LARGEST
                              COMMUNICATIONS GROUP


o A leading group with revenues of euro4.6bn and 38,000 employees

  - A global powerhouse, part of the top tier communications groups

o Second largest media counsel and buying group with billings of $36bn

o Comprehensive geographical reach with leading positions and brands

  - Autonomous management in networks and units respecting clients and brands identities

  - Globalization without standardization

o Enhanced growth platform in specialized communications

  - Healthcare, PR, Ethnic communications, sports marketing

o Global partnership agreement with Dentsu

  - Access to Japanese clients



21                                                     [PUBLICIS GROUPE SA LOGO]

                      FOURTH LARGEST COMMUNICATIONS GROUP


                  [Bar Graph depicting Companies and Revenues]


                Omnicom Group           $6.9bn

                IPG                      6.7

                WPP Group                5.8

                Publicis after           4.0     (4TH DOWN)

                Dentsu                   2.2

                Publicis before          2.1     (5TH DOWN)

                Havas Ad.                2.0

                Bcom3                    1.9     (7TH DOWN)

                Grey Global              1.2

                Cordiant                 0.8




SOURCE : 2001 PUBLISHED REVENUES EXCEPT FOR DENTSU, GREY GLOBAL AND CORDIANT
         (BROKERS' REPORTS)




22                                                     [PUBLICIS GROUPE SA LOGO]

                 SECOND LARGEST MEDIA COUNSEL AND BUYING GROUP


                  [Bar Graph depicting Companies and Revenues]


                IPG                      $39.5bn

                Publicis after (2)        36.3   (2ND DOWN)

                WPP (1)                   35.0

                Omnicom                   21.5

                Publicis before (2)       19.8   (4TH DOWN)

                Bcom3                     16.5   (5TH DOWN)

                Aegis                     13.3

                Grey                      10.7

                Havas Ad.                 8.5




                         WORLD-WIDE ADVERTISING EXPENDITURES : $311BN
                         SOURCE : AD AGE, APRIL / JULY 2001, WORLD-WIDE BILLINGS


(1) Including Tempus
(2) Including Zenith



23                                                     [PUBLICIS GROUPE SA LOGO]

                       GLOBAL WITH BALANCED GEOGRAPHICAL
                                    POSITION

PUBLICIS BEFORE
-------------------
[pie chart depicting]
Asia Pacific - 7%
RoW - 5%
North America - 43%
Europe - 45%

BCOM3
------
[pie chart depicting]
Asia Pacific - 10%
RoW - 6%
North America - 56%
Europe - 28%

PUBLICIS AFTER
------------------
[pie chart depicting]
Asia Pacific - 9%
RoW - 5%
North America - 49%
Europe - 37%

World-wide advertising expenditures
o North America  45%
o Europe         24%
o Row            31%


24                                                     [PUBLICIS GROUPE SA LOGO]

                       COMPREHENSIVE SERVICE OFFERING...

PUBLICIS BEFORE
-------------------
[pie chart depicting]
SAMS - 34%
Advertising - 66%

BCOM3
------
[pie chart depicting]
SAMS - 42%
Advertising - 58%

PUBLICIS AFTER
------------------
[pie chart depicting]
SAMS - 38%
Advertising - 62%




25                                                     [PUBLICIS GROUPE SA LOGO]

                             ... WITH LEADING BRANDS

                        Publicis                           Bcom3

Advertising             [PUBLICIS LOGO]                    [LEO BURNETT LOGO]
                        [FALLON | WORLDWIDE LOGO]          [D'ARCY LOGO]
                        [SAATCHI & SAATCHI LOGO]           [BBH LOGO]

Media counsel           [ZENITH MEDIA LOGO]                [STARCOM MEDIAVEST
and buying              [OPTIMEDIA INTERNATIONAL LOGO]      GROUP LOGO]

Marketing Services      [PUBLICIS DIALOG LOGO]             [MS&L LOGO]
and Specialized         [FRANKEL LOGO]                     [M GROUP LOGO]
communication           [THE TRIANGLE GROUP LOGO]          [PANGEA LOGO]
                        [NELSON COMMUNICATIONS             [NOVO LOGO]
                         WORLDWIDE LOGO]
                        [MEDIASYSTEM LOGO]
                        [PUBLICIS CONSULTANTS LOGO]
                        [MEDIAS & REGIES EUROPE LOGO]


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

                          A GLOBAL ADVERTISING NETWORK

Strong autonomous advertising brands            Unchallenged geographical reach

[PUBLICIS LOGO]             83 countries        #1 in Europe

[LEO BURNETT LOGO]          84 countries        #3 in the US

[SAATCHI & SAATCHI LOGO]    82 countries        Leading position in Asia
                                                including Japan through
[D'ARCY LOGO]               75 countries        partnership agreement with
                                                Dentsu
                                       |
                                       |
                                       |
                                       v
                             CLIENTS BENEFITING FROM
                        SUPERIOR FRANCHISE AND SERVICES


27                                                     [PUBLICIS GROUPE SA LOGO]

                   STRONG AND COMPLEMENTARY ADVERTISING CLIENT
                                   PORTFOLIO

                           Publicis                       Bcom3
                   -------------------------------------------------------------
Consumer           [CARREFOUR LOGO]             [PROCTER & GAMBLE LOGO]
Products           [L'OREAL PARIS LOGO]         [KRAFT LOGO]
                   [COCA COLA LOGO]             [PHILIP MORRIS LOGO]
                   [McDONALD'S LOGO]            [DIAGEO LOGO]
                   [NESTLE LOGO]                [KELLOGG'S LOGO]
                   [SONY LOGO]                  [HALLMARK LOGO]
                   [GENERAL MILLS LOGO]         [HEINZ LOGO]
                   [PROCTER & GAMBLE LOGO]      [McDONALD'S LOGO]
                   [SARA LEE LOGO]              [MARS INCORPORATED LOGO]
                                                [BURGER KING LOGO]
                                                [GENERAL MILLS LOGO]
                   -------------------------------------------------------------
Automotive &       [DU PONT LOGO]               [FIAT LOGO]
Industry           [ROWENTA LOGO]               [GM LOGO]
                   [TOYOTA LOGO]                [PHILIPS LOGO]
                   [ARCELOR LOGO]               [MAYTAG LOGO]
                   [TEFAL LOGO]
                   [SIEMENS LOGO]
                   [BMW LOGO]
                   [RENAULT LOGO]
                   [WHIRLPOOL LOGO]
                   -------------------------------------------------------------
Pharmaceuticals    [ASTRAZENECA INTERNATIONAL   [HOECHST LOGO]
                    LOGO]                       [BRISTOL-MYERS SQUIBB LOGO]
                   [BAYER LOGO]                 [ASTRAZENECA INTERNATIONAL LOGO]
                   [JOHNSON & JOHNSON LOGO]     [LILLY LOGO]
                   [PFIZER LOGO]                [GLAXOSMITHKLINE LOGO]
                   [PHARMACIA & UPJOHN LOGO]
                   -------------------------------------------------------------
Financial          [UNITED LOGO]                [ALLSTATE LOGO]
Services and       [UBS LOGO]                   [ANDERSEN LOGO]
Others             [CITI LOGO]                  [CAPITAL ONE LOGO]
                   [BRITISH AIRWAYS LOGO]       [ERNST & YOUNG LOGO]
                   [VIVENDI UNIVERSAL LOGO]     [MORGAN STANLEY LOGO]
                   [VIA INMARSAT LOGO]          [U.S. ARMY LOGO]
                   [VOICESTREAM LOGO]           [DELTA LOGO]
                   [HP INVENT LOGO]             [NINTENDO LOGO]
                   [ERICSSON LOGO]              [WALT DISNEY LOGO]
                   [VISA LOGO]                  [CONTINENTAL AIRLINES LOGO]
                   [CLUB MED LOGO]


28                                                     [PUBLICIS GROUPE SA LOGO]

                    ENHANCED GROWTH PLATFORM IN SPECIALIZED
                                 COMMUNICATIONS

[M GROUP LOGO]             o  A new leader in healthcare communications
[NELSON COMMUNICATIONS     o  Combined revenues of over 200m
 WORLDWIDE LOGO]

[MS&L LOGO]                o  Strong geographic complementarity
[PUBCLICIS CONSULTANTS        - MSL ranks 3rd in the US
 LOGO]                        - Publicis, a broad service offering in
                                corporate communications
                           o  Combined revenues of over 100m

[PANGEA LOGO]              o  Strengthened positions in ethnic communications
[SAATCHI & SAATCHI LOGO]      - Burrell #3 in the US
[CONILL ADVERTISING LOGO]     - Bromley (part of Pangea) #5 in the US
[BURRELL LOGO]
[PUBLICIS GROUPE S.A.-
SANCHEZ & LEVITAN LOGO]




29                                                     [PUBLICIS GROUPE SA LOGO]

                               PUBLICIS / DENTSU:
                         A GLOBAL EXCLUSIVE PARTNERSHIP

o Strong complementarity between Publicis and Dentsu
  - clients
  - geographical reach

o Dentsu and Publicis to enter into a long term and exclusive partnership agreement to leverage on each other's capabilities
  - Dentsu brings to Publicis
    -> Privileged access for Publicis's clients to Dentsu in highly competitive Japan
  - Publicis brings to Dentsu
    -> Privileged access for Dentsu's clients to Publicis's four highly competitive networks outside Japan

o Joint Development :
  - Global media alliance
  - Dentsu and Publicis to share knowledge, research and learning that can be used to the benefit of multinational clients
  - Sports marketing




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

                               TABLE OF CONTENTS

              I.   Overview of Bcom3 and Dentsu

              II.  Becoming a true global leader

              III. A friendly offer

              IV.  Creating value




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


                         DESCRIPTION OF THE TRANSACTION


o  A FRIENDLY transaction:
   -  recommended by the boards of Bcom3, Dentsu and Publicis
   - Dentsu (22% of Bcom3) and four other key shareholders (9% of Bcom3) committed to vote in favor

o  Merger of Bcom3 and Publicis
   -  Bcom3 valued at $3.0bn or euro3.4bn
   -  mix of stock and notes offered to Bcom3 shareholders

o Dentsu to become a large and stable shareholder of Publicis and to enter into a stockholders' agreement with Somarel and Elisabeth Badinter

o  Exclusive and long term global partnership agreement with Dentsu

      --------------------------------------------
      CLOSING EXPECTED AT OGM / EGM, JUNE 18, 2002
      --------------------------------------------




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


                                FINANCIAL TERMS

o  Common equity, ORANE and OBSA offered to Bcom3 shareholders


   COMMON            $1,500m         euro1,716m        56.250 million new
   EQUITY                                              shares at euro30.50


    ORANE
EQUITY-LINKED        $750m           euro858m          20 year final
 SECURITIES                                            maturity


    OBSA
 NOTES WITH          $750m           euro858m          20 year final
 DETACHABLE                                            maturity
  WARRANTS



  o  Lock-up and orderly marketing agreement for securities freed from lock-up


  EXCHANGE RATE: 1EURO = 0.8743$




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


                                 COMMON EQUITY


o  $1,500m (euro1,716m) of common equity

o  56.250 million new shares issued at euro30.50

o  Lock-up agreement:
   -  2 years (25% of common stock is released every six months)




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


                                     ORANE


o $750m (euro858m) of equity-linked securities, mandatorily redeemable into common shares of Publicis (ORANE)

o  Minimum of euro0.25 annual coupon subject to readjustment

o Mandatorily redemption into 28.125 million existing or new Publicis shares

o 20 year final maturity, redeemable in tranches pro-rata over 18-year period in years 3 through 20

o  Lock-up and orderly marketing agreement for securities freed from lock-up:
   - 4 years (25% of ORANE are released every six months starting in year 3, subject to pre-emption rights)




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


                                      OBSA


o  $750m (euro858m) principal amount of notes with detachable warrants (OBSA)
   - 2.75% coupon
   - 20 year final maturity

o  Warrants exercisable into 28.125 million Publicis common shares:
   - strike price of euro30.5
   - exercisable at any time in years 11 through 20

o  OBSA will be listed on the French market immediately after closing

o  Lock-up and orderly marketing agreement for securities freed from lock-up:
   - 4 years (25% of warrants are released every six months starting in year 3, subject to pre-emption rights)




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


                      DENTSU SHARE OWNERSHIP AND AGREEMENTS


o Dentsu to obtain 15% of Publicis common equity after completion of the transaction and to enter into a stockholders' agreement with Somarel and Elisabeth Badinter for a period of 12 years

   - Dentsu to be granted two seats on the Publicis Conseil de Surveillance (provided that Denver maintains a level of ownership above 10%)

   - Standstill agreement with Dentsu capped at 15% (capital and voting rights) in Publicis

   -  Dentsu to be granted anti-dilution rights

   - Lock-up agreement (10 years) / Pre-emption rights granted to Somarel and Elisabeth Badinter afterwards

   -  Dentsu's equity stake accounted for under the equity method


o Exclusive and long term global partnership agreement between Publicis and Dentsu



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


                             TRANSACTION MULTIPLES

                        --------------------------------------------------------
                        TRANSACTION        COMPARISON WITH TRADING MULTIPLES
                         MULTIPLES     -------- --------- -------- -------------
                            PRE-         IPG     OMNICOM     WPP      PUBLICIS
                         SYNERGIES
                        -----------    -------- --------- -------- -------------

EV / 2001 REVENUES         1.50x        2.22x     2.87x     2.38x      2.13x

EV / 2001 EBITDA           10.1x        13.0x     16.6x     15.5x      12.1x

EV / 2001 EBIT             13.1x        15.7x     20.4x     18.4x      15.1x

As of March 6, 2002


  o  It values Bcom3 on the basis of multiples similar to those of Publicis

  o The price compares favourably with multiples of key peers and those paid in recent transactions




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


                                   EPS IMPACT


o This transaction will be accretive in the first year (before goodwill amortization) even before synergies

                                              -----------
                                                 2001
                                              FRENCH GAAP
                                              -----------

BASIC CASH EPS                                euro1.43/Sh.
BASIC NUMBER OF SHARES PRO FORMA                   196m
BASIC CASH EPS PRO FORMA                      euro1.61/Sh.
% ACCRETION                                           13%

FULLY DILUTED CASH EPS                        euro1.34/Sh.
FULLY DILUTED NUMBER OF SHARES PRO FORMA           214.5m
FULLY DILUTED CASH EPS PRO FORMA              euro1.43/Sh.
% ACCRETION                                            7%



o  Limited capital dilution due to maturity of ORANE and OBSA (20 years)




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


                         FULLY DILUTED NUMBER OF SHARES


CURRENT OUTSTANDING NUMBER OF SHARES                                139.8

New shares issued on conversion of OCEANE                            56.3

OUTSTANDING NUMBER OF SHARES POST MERGER                            196.0



New shares from stock option plans (Treasury Stock Method)            0.8

New shares issued on conversation of OCEANE                          17.6

New shares issued on exercise of warrants(a)                            -

New shares issued on conversation of ORANE(b)                           -
                                                                     ----
                                                                    214.5


(a) No additional shares created assuming Publicis share price of euro30.5 (Treasury Stock Method)
(b)  Redemption of ORANE into existing shares (Treasury Stock Method)





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


                            CONSEIL DE SURVEILLANCE
                               (SUPERVISORY BOARD)

-----------

CHAIRPERSON          o  Elisabeth Badinter

-----------

-----------

NEW MEMBERS          o  Yutaka Narita from Dentsu (President)
                     o  Fumio Oshima from Dentsu (International Operations)
-----------

-----------

    NEW
COMPOSITION          o  E. Badinter     o  M. Cicurel         o  F. Rohatyn
                     o  S. Dulac        o  M. David-Weill     o  R.S. Seelert
-----------          o  R. Badinter     o  Y. Narita          o  A.-D. de Seze
                     o  S. Badinter     o  F. Oshima          o  H.-C. Suaudeau
                     o  M. Bercault     o  H. Ploix           o  G. Worms




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

                                   DIRECTOIRE
                               (MANAGEMENT BOARD)



-----------

 PRESIDENT           o  Maurice Levy

-----------

-----------

NEW MEMBER           o  Roger Haupt (current Chairman and CEO of Bcom3) and
                        COO of Publicis
-----------

-----------          o  Maurice Levy
    NEW              o  Bruno Desbarats-Bollet
COMPOSITION          o  Roger Haupt
                     o  Kevin John Roberts
-----------          o  Bertrand Siguier




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

                   OWNERSHIP POST MERGER OF BCOM3 AND PUBLICIS


---------------------------                  --------------------------
| Common Shares at Closing|                  |Voting Rights at Closing|
---------------------------                  --------------------------

[Pie Chart Showing percentage               [Pie Chart Showing percentage
 of common shares at closing:                of Voting rights at closing:

E. Badinter 4%                              E. Badinter 7%
Somarel 16%                                 Somarel 27%
Dentsu 15%                                  Dentsu 13% (a)
Other Former Bcom3 14%                      Other Former Bcom3 12%
Former Publicis 51%]                        Former Publicis 41%]

Number of common shares: 196m               Number of voting rights: 230.2m


(a) Mechanism will be put in place to allow Dentsu to have 15% of voting rights




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


                               TABLE OF CONTENTS


        I. Overview of Bcom3 and Dentsu

       II. Becoming a true global leader

      III. A friendly offer

       IV. Creating value




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

                         CREATING VALUE FOR THE FUTURE


o Positive impact on EPS in the first year (before goodwill amortization)

o Ranked amongst the top tier of global communications groups

o Multi-network strategy
  - Ability to handle conflicting accounts
  - Better positioning to face accounts consolidation
  - New business opportunities

o More balanced geographical coverage consistent with the breakdown of world-wide advertising expenditures
  - Reinforcing in North-America, a key area for advertising expenditures
  - Achieving critical mass in emerging geographies
    -> Asia Pacific: Publicis' revenues increased by 66%
    -> Latin America: More than doubles presence and revenues of Publicis
  - Cross selling opportunities between Dentsu and Publicis




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


                         CREATING VALUE FOR THE FUTURE

o Critical mass in media counsel and buying

o Enhanced growth platform in specialized communications
  - Revenues doubled
  - Reinforced positions in each key segment

o Strong costs synergies to be implemented
  - Profitability enhancement of Bcom3 in Europe
  - Merger of corporate functions
     --> Finance, IT, HR, Legal, Administration and Corporate Affairs --> Possible extension of the "Shared Services Unit Model"
     --> A transition team to be empowered to merge the global corporate functions

o Publicis new size and profile in line with major global communications groups
                                       |
                                       |
                                       |
                                       v
                  -------------------------------------------
                  |     Value creation for shareholders     |
                  -------------------------------------------




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


                           KEY PRO FORMA 2001 FIGURES

                                                                Pro Forma
(millions $)      Publicis              Bcom3                before synergies

--------------------------------------------------------------------------------
REVENUES          2,128                 1,896                  4,024
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
EBITDA              373                   281                    655
--------------------------------------------------------------------------------
EBITDA margin     17.5%                 14.8%                   16.3%

--------------------------------------------------------------------------------
EBITA               300                   217                    517
--------------------------------------------------------------------------------
EBITA margin      14.1%                 11.3%                   12.8%


Exchange rate: 1EURO = 0.8743$




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


                       SUMMARY PRO FORMA BALANCE SHEET AT
                                    31/12/01

                                                                                  PRO FORMA
                                                                                    FRENCH           PRO FORMA
                                                  PUBLICIS            BCOM3          GAAP              IAS
                                              -----------------  --------------   --------------   ---------------
Goodwill/Intangibles                              $1,042            $1,305           $4,040           $4,040

Financial Debt                                       407(a)           (173)(b)          233               233

OBSA                                                                                    750 (c)           454 (c)

Shareholders' Equity                                 247             1,307            2,497 (d)         2,793 (e)

Minority Interests                                    78                18               96                96

Net debt / (Shareholders' Equity + M.I.)            125%                NM              38%               24%
Net debt / 2001 EBITDA                               1.1x               NM              1.5x              1.1x

Sources: Publicis management and draft audit for Bcom3.
(a) Includes contingency value rights for $170 million.
(b) Net Debt excludes Bcom3 real estate finance obligation of $188 million.
(c) OBSA booked at face value based on French GAAP and net present value based on IAS.
(d) Includes $750 million of ORANE and $1,500 million of common stock based on French GAAP.
(e) Includes $750 million of ORANE, $1,500 million of common stock and $296 million of warrants (at fair value) based on IAS.

Exchange rate: 1EURO = 0.8743$




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


                         FINANCIAL TARGETS FOR PUBLICIS

                                                             2003 Target

                       o EBITDA margin                           18%

                       o EBIT margin                             15%




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